

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 5, 2010

Louis S. Friedman
President and Chief Executive Officer
Liberator, Inc.
2745 Bankers Industrial Drive
Atlanta, GA 30360

> **Re: Liberator, Inc.**
> **Current Report on Form 8-K**
> **Amended February 10, 2010**
> **File No. 000-53514**

Dear Mr. Friedman:

In addition to our letter dated March 1, 2010, we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   We note that the audited financial statements included in this amended Form 8-K are different from those than were included in the Form 8-K originally filed July 2, 2009 - i.e., the amended Form 8-K includes audited financial statements for the two fiscal years ended June 30, 2008 and 2009 instead of the audited financial statements for the fiscal years ended June 30, 2007 and June 30, 2008, which are required in the filing. Please further amend your Form 8-K to include audited financial statements as of and for the annual periods ended June 30, 2007 and 2008. In addition, we note the financial statements included in the original Form 8-K were audited by Moore and Associates Chartered ("Moore"). As Moore is no longer registered with the PCAOB, you may not include audit reports or consents issued by Moore in your filings with the Commission made on or after August 27, 2009. Accordingly, you should engage a firm that is registered with the PCAOB

Louis S. Friedman
Liberator, Inc.
March 5, 2010
Page 2

to re-audit the financial statements that you will include in your amended Form 8-K.

* * * * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Dennis Hult at (202) 551-3618 or Jay Webb, Reviewing Accountant, at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. You may contact Geoffrey Kruczek at (202) 551-3641 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax):   Peter Hogan, Esq.—Richardson & Patel LLP
                 Jamie H. Kim, Esq.—Richardson & Patel LLP